Exhibit 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES
Acasti Pharma Announces Closings of Concurrent Public Offering of Units and
 Private Placement of Convertible Debentures and Warrants

Laval, Québec, CANADA – February 21, 2017 – Acasti Pharma Inc. (“Acasti”, “Acasti Pharma” or the “Corporation”) (NASDAQ: ACST – TSX-V: ACST) today announced the concurrent closing of its previously announced public offering (the “Offering”) of units (“Units”) and its previously announced private placement (the “Private Placement”) of convertible debentures and warrants, for aggregate gross proceeds of approximately CAD$7,700,000. Acasti intends to use the net proceeds from the Offering and Private Placement to fund completion of its manufacturing scale-up and the clinical and regulatory planning and preparations necessary to be ready to enroll the first patient in the Phase 3 clinical trial for CaPre® (omega-3 phospholipid), Acasti’s lead product candidate and for intellectual property expansion, business development activities, general and administration expenses, and working capital.
Public Offering of Units

Acasti issued a total of 3,930,518 Units at a price of CAD$1.45 per Unit, for aggregate gross proceeds from the Offering of approximately CAD$5,700,000. Each Unit consists of one Class A share in the capital of the Corporation (a “Common Share”) and half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of CAD$2.15 per Common Share, subject to adjustment in certain circumstances, at any time prior to 5:00 p.m. (Montreal time) on February 21, 2022, subject to the acceleration of the expiry date in certain circumstances.
Echelon Wealth Partners Inc. (“Echelon”) acted as sole bookrunner and lead agent for the Offering and Leede Jones Gable Inc. (“Leede”) was appointed as a selling group member.
In consideration for the services rendered by Echelon and Leede under the Offering, Echelon and Leede received a cash commission in an aggregate amount of approximately CAD$340,000, corresponding to 7.0% of the gross proceeds of the Offering, excluding aggregate proceeds of approximately $831,550 from the sale of Units sold to certain purchasers introduced by the Corporation directly, including certain directors and officers of the Corporation and of its parent company, Neptune Technologies & Bioressources Inc. (the “President’s List”). Echelon and Leede also received broker warrants (the “Broker Warrants”) to purchase, in the aggregate, up to 234,992 Common Shares, corresponding to 7.0% of the number of Units issued under the Offering, excluding Units sold to purchasers on the President’s List. Each Broker Warrant entitles the holder thereof to acquire one Common Share at an exercise price of CAD$2.15 per Common Share, at any time prior to 5:00 p.m. (Montreal time) on February 21, 2018.
MI 61-101 Disclosure
As part of the Offering, certain directors and senior officers of Acasti and of its parent company, Neptune Technologies & Bioressources Inc., namely: Jan D’Alvise, John Canan, Pierre Fitzgibbon and Linda O’Keefe (collectively, the “Insider Investors”), purchased Units directly or through corporations controlled by them, for an aggregate investment amount equal to approximately CAD$180,500, such investments (collectively, the “Insider Investments”) being “related party transactions” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (MI 61-101). The Corporation has relied on the exemptions contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 from the valuation and minority shareholder approval requirements of MI 61-101 in respect of the Insider Investors’ participation in the Offering, since neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Insider Investments, exceeds 25% of the Corporation’s market capitalization.

The aggregate number of Common Shares issuable to each of the Insider Investors pursuant to their acquisition of Units (including upon the exercise of the Warrants forming part of the Units) is set forth below, and the change in the percentage of the outstanding shares of the Corporation held by each of them as a result of their subscription is not material:
Name of Insider Investor	Aggregate No. of Common Shares Issuable
Jan D’Alvise	52,500
John Canan	52,500
Pierre Fitzgibbon	51,724
Linda O’Keefe	30,000

The number of Common Shares held by or issuable to, each of the Insider Investors pursuant to their acquisition of Units (including upon the exercise of the Warrants forming part of the Units) will represent in the aggregate less than 1% of all the Common Shares then outstanding.
The Insider Investments were approved by the board of directors of the Corporation, excluding directors of the Corporation who participated in the Offering.
Private Placement of Convertible Debentures and Warrants
In addition, Acasti issued today CAD$2 million aggregate principal amount of unsecured convertible debentures and warrants to acquire up to 1,052,631 Common Shares as part of the Private Placement. The convertible debentures were issued at a discount of 3.5% to the principal amount thereof, for aggregate gross proceeds from the Private Placement of CAD$1,930,000.
As previously announced, Leede received a finder's fee of CAD$19,300 from the Corporation, corresponding to 1.0% of the aggregate gross proceeds received by the Corporation from the Private Placement.
The securities issued in connection with the Private Placement are subject to a four-month and one day hold period, in accordance with applicable securities laws, which will expire on June 22, 2017.
Acasti intends to use the net proceeds from the Offering and Private Placement as outlined above. However, the above projections are based on management estimates and judgments and financing requirements may vary significantly depending on results of and the further preparation for Acasti’s clinical trials and subsequent discussions with regulatory authorities. The actual amount that the Corporation spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those listed under “Risk Factors” in or incorporated by reference in the Corporation’s short form prospectus dated February 10, 2017, or unforeseen events.
The securities mentioned herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.
This press release does not constitute an offer to sell or a solicitation of any offer to buy the securities in the United States, in any province or territory of Canada or in any other jurisdiction. There shall be no sale of the securities in any jurisdiction in which an offer to sell, a solicitation of an offer to buy or sale would be unlawful.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. The Corporation’s strategy is to initially develop and commercialize CaPre for the 3 to 4 million patients in the U.S. with severe hypertriglyceridemia. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, Acasti’s use of the net proceeds from the Private Placement and the Offering and the results of activities conducted using such net proceeds.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement, the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest Annual Information Form, which also forms part of Acasti’s latest annual report on Form 20-F and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar/shtml and on the investor section of Acasti’s website at www.acastipharma.com (the “AIF”) and  the “Forward-Looking Information” section contained in the Final Prospectus, which is available on SEDAR at www.sedar.com. All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions.

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:
Jan D’Alvise
Chief Executive Officer 450-686-4555
info@acastipharma.com
www.acastipharma.com

Media & Investor Contact:
Jessica Dyas
Canale Communications 619-849-5385
jessica@canalecomm.com